EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Interactive Intelligence Group, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Interactive Intelligence Group, Inc. of our reports dated February 29, 2016 with respect to the consolidated balance sheets of Interactive Intelligence Group, Inc. as of December 31, 2015 and 2014 and the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, the consolidated financial statement Schedule II - Valuation and Qualifying Accounts, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of Interactive Intelligence Group, Inc.

/s/ KPMG LLP

Indianapolis, Indiana
June 29, 2016